497AD OFFERING NOTIFICATION
Dated: January 21, 2021


Filed pursuant to Rule 497(a)
Registration File No. 333-251395
Rule 482 ad


The following offering notification is provided for your convenience and information. The information herein is qualified in its entirety by reference to the prospectus relating to the security. Capitalized terms used but not defined herein have the meanings ascribed to them in the prospectus.


Offering Notification – Trinity Capital Inc.


Issuer:	Trinity Capital Inc. ("Trinity") is an internally managed specialty lending company that provides debt, including loans and equipment financings, to growth stage companies, and has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended.
Ticker Symbol (Exchange):	TRIN (Nasdaq Global Select Market)
Type of Offering:	Initial Public Offering of Common Stock
Anticipated Price:	$13.50 - $15.50
Expected Pricing:	Week of January 25, 2021
Size of Company Offering:	6,900,000 shares; approximately $100 million, based on an offering price of $14.50 per share (the midpoint of the anticipated range)
Size of Selling Stockholder Offering:	646,619 shares; approximately $9 million, based on an offering price of $14.50 per share (the midpoint of the anticipated range)
Use of Proceeds:	Trinity intends to use the net proceeds from this offering to pay down a portion of its existing indebtedness outstanding under its credit agreement, to make investments in accordance with its investment objective, and for general corporate purposes.
Over-allotment Option:	15%
Common Stock Outstanding Post-Offering:	25,308,984 (without exercise of the over-allotment option)
Joint Book-Running Managers:	Keefe, Bruyette & Woods, *a Stifel Company* Wells Fargo Securities UBS Investment Bank
Co-Managers:	Janney Montgomery Scott B. Riley Securities Ladenburg Thalmann Compass Point

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the "SEC") but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked by you without obligation or commitment of any kind, at any time prior to the time you receive notice of an acceptance of the offer given after the effective date.

Investors are advised to carefully consider the investment objectives, risks and charges and expenses of Trinity before investing. The preliminary prospectus, dated January 21, 2021, contains this and other information about Trinity and should be read carefully before investing. The information in the registration statement, preliminary prospectus and herein is not complete and may be changed.